UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Voting Results of 2026 Annual General Meeting

NovaBridge Biosciences (the “Company”) held its annual general meeting of shareholders (the “AGM”) on September 8, 2026 at 10:00 a.m. (Shanghai time) at the Company’s Shanghai office, 38F, AIA Tower, No. 866 Dongchangzhi Road, Shanghai, China.

Holders of 121,294,288 shares of the Company, consisting of 6,078,571 ordinary shares and 115,215,717 ordinary shares represented by American depositary shares (“ADSs”), were present in person or by proxy at the AGM, representing approximately 44.8% of the total 270,740,383 shares outstanding as of the record date of July 27, 2026, and therefore constituting a quorum under the Company’s seventh amended and restated memorandum and articles of association.

The final voting results for the matter submitted to a vote of shareholders at the AGM are as follows:

The shareholders approved as an ordinary resolution that Ms. Xin Liu be removed from her position as a director of the Company with immediate effect upon passing of the resolution.

For	Against	Abstain
107,925,508	13,313,327	55,453

Incorporation by Reference

The information set forth in this report on Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842, File No. 333-290195 and File No. 333-298369) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Kyler Lei
Name	:	Kyler Lei
Title	:	Chief Financial Officer

Date: September 8, 2026